

July 19, 2011

Via Facsimile
Mr. Ian P. Cleminson
Chief Financial Officer
Innospec, Inc.
8375 South Willow Street
Littleton, Colorado 80124

    RE: Innospec, Inc.
          Form 10-K for the Year Ended December 31, 2010
          Filed February 18, 2011
          Form 10-Q for the Period Ended March 31, 2011
          Filed May 10, 2011
          File No. 1-13879

Dear Mr. Cleminson:

      We have reviewed your response letter dated June 22, 2011 and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2010

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 30

Results of Operations, page 35

Results of Operations - Fiscal 2010 Compared to Fiscal 2009, page 35

1. We have read your response to comment three from our letter dated June 6, 2011. Please expand your disclosure to provide a more robust explanation for the changes in your effective tax rate for all periods presented. For example, your table shows the impact of the foreign tax rate differential, foreign income inclusion, and foreign tax credit on the effective tax rate

for each period presented. However, it still remains unclear what were the underlying reasons for the impact on the effective tax rate when compared to the prior period. Please address each year-to-year change in the foreign income inclusions, tax credits and rate differentials. Your disclosure should address the reasons for the changes in each component for each period presented.

Financial Statement

Note 2. Accounting Policies, page 58

Property, Plant and Equipment, page 59

2. We have read your response to comment five from our letter dated June 6, 2011. You indicate that depreciation is allocated to cost of goods sold. However, amortization of intangible assets is included within operating expenses. Please revise your presentation on the face of your statements of income to indicate that cost of goods sold is exclusive of amortization. Please ensure that your disclosures throughout the filing relating to cost of goods sold also indicate that it is exclusive of amortization. Please also remove the gross profit subtotal from the filing. Refer to SAB Topic 11:B.

    You may contact Ernest Greene, Staff Accountant at (202) 551-3733 or me at (202) 551-3689 if you have questions regarding these comments.

                                        Sincerely,

                                        /s/ John Hartz

                                        John Hartz
                                        Senior Assistant
                                        Chief Accountant